Exhibit 99.1

Encana generates first quarter cash flow of US$1.0 billion,

or $1.39 per share

Oil and natural gas liquids production grows 26 percent; balance sheet strong

Calgary, Alberta (April 25, 2012) – Encana Corporation (TSX, NYSE: ECA) delivered strong financial results and operational performance in the first quarter of 2012 despite further downward pressure on natural gas prices. Cash flow of US$1.0 billion, or $1.39 per share, was up 6 percent from the first quarter of 2011 supported by the company’s commodity price hedging program, which contributed $358 million in realized after-tax gains, or 49 cents per share. Operating earnings were $240 million, or 33 cents per share, up 10 percent year over year.

Increased liquids production from key resource plays

Encana is aggressively expanding its exploration and development of oil and natural gas liquids (NGLs) throughout the company’s extensive North American asset base, increasing first quarter production 26 percent over the first quarter of 2011 to about 29,000 barrels per day (bbls/d).

“Over the past year, Encana’s teams have been very successful in advancing multiple oil and liquids rich natural gas plays towards commerciality. Our tremendous depth and breadth of experience, and focus on highly efficient development programs, have greatly accelerated the speed at which our teams have been able to transition operating expertise from natural gas to oil and natural gas liquids resource plays,” said Randy Eresman, President & CEO of Encana Corporation.

Financial discipline fortifies balance sheet

Encana has fortified its balance sheet, building a cash position of approximately $2.4 billion as of the end of the first quarter 2012. This healthy financial position was created through an effective commodity hedging program, operational efficiencies, and recent dispositions and joint venture transactions, including:

•	the disposition of Cutbank Ridge natural gas processing assets (C$920 million);

•	the Cutbank Ridge Partnership with Mitsubishi Corporation (C$2.9 billion);

•	a joint earning agreement with Exaro Energy III LLC in the Jonah field ($380 million); and

•	an agreement with a subsidiary of Toyota Tsusho for coalbed methane development in Alberta (C$600 million).

Encana is currently targeting to have approximately $3 billion in cash and cash equivalents on its balance sheet by the end of 2012. This target will be reviewed throughout the year and is dependant on a number of factors including commodity prices, success of the company’s oil and natural gas liquids program and additional potential joint ventures or asset divestitures.

“We continue to seek and develop partnership opportunities for the exploration and development of oil and liquids-rich assets throughout our land base, and for dry natural gas plays that could be linked to liquefied natural gas (LNG) projects,” Eresman said. “Our target is to maintain financial strength and flexibility by balancing capital investment with cash flow. By accelerating investment in prospective oil and liquids-rich natural gas plays we expect to diversify our commodity mix and sources of cash flow.”

In well-delineated, low-cost, operationally efficient assets, the company uses third-party capital to accelerate value recognition while significantly reducing its capital requirements. In early-life plays these arrangements reduce Encana’s capital risk and accelerate evaluation and potential commercialization of the assets. Additionally, third-party capital is often employed in more mature assets to maintain an activity level that preserves capital and operational efficiencies.

First quarter report

for the period ended March 31, 2012

Commitment to reduced pace of natural gas production

Natural gas production was approximately 3.27 billion cubic feet per day (Bcf/d), 2 percent higher than the first quarter of 2011 and 5 percent lower than the fourth quarter of 2011. Encana is targeting capacity reductions totalling approximately 600 million cubic feet per day (MMcf/d) gross before royalties compared to 2011. Half of this reduction is attributable to declining production through a reduced capital program and the other half is attributable to physical shut-ins or otherwise curtailed volumes. There is a current weakness in market fundamentals due to an oversupply of natural gas and it is clear that a continued reduction of drilling activity will be required to restore market balance.

Recent developments cause for optimism

Despite the current weakness in North American natural gas market fundamentals, recent industry developments and announcements related to the increased use of natural gas and potential future LNG export projects may also contribute to a price correction.

Over the past five to six months, lower natural gas prices have resulted in 7 Bcf/d of fuel switching from coal to natural gas for electrical generation in North America.

Encana and its partners continue to advance negotiations related to the planned Kitimat LNG export terminal with potential off-take customers and are expecting to reach a final investment decision by year-end.

“We continue to see cause for optimism for higher natural gas prices in the approval of natural gas exports and export facilities, coal plant retirements, increased industrial demand for ethane and other NGLs, and gas-to-liquids projects,” Eresman said.

Emerging resource play updates

Exploration of Encana’s oil and liquids-rich plays to date has shown encouraging initial results. A preliminary update is provided below, with more detailed information to be presented at the company’s Investor Day in New York on June 21, 2012.

In the Tuscaloosa Marine Shale, where the company has about 310,000 net acres straddling the Mississippi and Louisiana border, Encana currently has three wells on production. The Board of Education 01H was a well drilled by a previous operator and completed by Encana. The Weyerhaeuser 73H-1 well was drilled by Encana at a horizontal lateral length of approximately 5,000 feet with a 30-day initial production rate of 740 barrels of oil equivalent per day (BOE/d). The Horseshoe Hill 10H-1 was drilled to a lateral length of 5,300 feet and successfully completed with 18 stages, and had an initial 30-day production rate of 656 BOE/d. Two additional wells were drilled in the quarter with lateral lengths of 7,500 feet and 8,800 feet and are expected to be completed by the end of April.

In the Eaglebine play in East Texas where Encana holds a historical land position, the company controls more than 105,000 net acres. Encana drilled its first well in 2011, the Gresham 1H, with a horizontal lateral of 5,200 feet and an initial 30-day production rate of about 240 BOE/d. Five more wells were drilled and completed in the first quarter of 2012.

In Michigan, where Encana is targeting the combined Utica and Collingwood formations, the company holds about 430,000 net acres. Two horizontal wells drilled in 2011 have now been tied into sales with encouraging results. One well has a 7,500-foot horizontal lateral length and the second well has a 5,300-foot horizontal lateral length. Plant NGL recoveries from the two wells are expected to be in excess of 90 barrels (bbls) of NGLs per million cubic feet (MMcf) of natural gas production.

In the San Juan Basin, which is located largely in the northwest corner of New Mexico, Encana now controls 168,000 net acres targeting the oil-prone area of the Gallup formation. Encana has drilled three wells of a five-well horizontal drilling exploration program, and is now flow testing two wells. Test results are expected in the next few months.

Encana Corporation	2	First Quarter Interim Report

First quarter report

for the period ended March 31, 2012

In the Alberta Duvernay, where Encana holds about 370,000 net acres, the company has drilled and completed three horizontal wells with lateral lengths up to 6,300 feet. Encana has obtained core and reservoir data on each well and is encouraged by the results, which confirm initial expectations. Each of the wells tested has flowed significant condensate volumes with favourable condensate to gas ratios in line with other industry-announced results. Encana has two rigs drilling in the Duvernay.

Encana’s risk management program continues to supplement revenue and stabilize cash flow

As of March 31, 2012, Encana has hedged approximately 2 Bcf/d, or approximately 65 percent of expected 2012 natural gas production at an average NYMEX price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of 2013 natural gas production at an average NYMEX price of $5.24 per thousand cubic feet (Mcf).

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on June 29, 2012 to common shareholders of record as of June 15, 2012.

2012 transition to U.S. GAAP financial reporting

Encana is reporting its first quarter financial results in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). Previously, the company reported its financial results in accordance with International Financial Reporting Standards (IFRS). Encana’s U.S. GAAP interim condensed consolidated financial statements for the period ended March 31, 2012 are available on the company’s website at www.encana.com. In addition, the company has also prepared supplemental U.S. GAAP financial information including Encana’s 2011 annual consolidated financial statements and selected 2011 quarterly financial information, which are available on the company’s website.

Encana 2012 guidance

Encana’s updated corporate guidance for 2012 is posted on the company’s website at www.encana.com.

Financial strength

Encana maintains a strong balance sheet and is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. At March 31, 2012, 100 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of about 14 years. At March 31, 2012, Encana had approximately $5.0 billion of unused committed revolving bank credit facilities.

First Quarter Highlights

Financial Summary

(for the period ended March 31) ($ millions, except per share amounts)	Q1 2012	Q1 2011
Cash flow [1]	1,021	963
Per share diluted	1.39	1.31

Operating earnings [1]	240	218
Per share diluted	0.33	0.30

Earnings Reconciliation Summary

Net earnings (loss)	12	(361)
After tax (addition) deduction:
Unrealized hedging gain (loss)	45	(88)
Impairments	—	(582)
Non-operating foreign exchange gain (loss)	86	100
Estimated annual effective tax rate adjustments	(359)	(9)

Operating earnings[1]	240	218
Per share diluted	0.33	0.30

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 5.

Encana Corporation	3	First Quarter Interim Report

First quarter report

for the period ended March 31, 2012

Production & Drilling Summary

(for the period ended March 31) (After royalties)	Q1 2012	Q1 2011	% Δ
Natural gas (MMcf/d)	3,272	3,196	+2
Liquids (Mbbls/d)	29.3	23.3	+26
Net wells drilled	207	459	-55

First quarter production from key resource plays

	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
Key Resource Play	2012	2011	2012	2011
USA Division
Jonah	448	484	4.1	4.4
Piceance	488	414	1.6	1.9
Texas	201	403	0.2	0.2
Haynesville	545	412	—	—
Canadian Division
Peace River Arch[1]	119	98	2.7	1.7
Greater Sierra	231	247	0.6	0.9
Cutbank Ridge[1]	476	403	1.2	1.2
Bighorn	227	217	5.5	3.4
CBM	440	427	9.2	7.0

Key resource plays	3,175	3,105	25.1	20.7
Other production	97	91	4.2	2.6

Total production	3,272	3,196	29.3	23.3

1	In the first quarter of 2012, Encana split its Cutbank Ridge key resource play into two key resource plays to reflect future development plans.

First quarter natural gas and liquids prices

	Q1 2012	Q1 2011
Natural gas
NYMEX ($/MMBtu)	2.74	4.11
Encana realized gas price[1] ($/Mcf)	4.58	5.00
Oil and NGLs ($/bbl)
WTI	103.03	94.25
Encana realized liquids price[1]	83.77	80.70

1	Realized prices include the impact of financial hedging.

Additional information:

Financial

•	operating earnings per share of 33 cents, or $240 million

•	net earnings per share of 2 cents, or $12 million

•	capital investment, excluding acquisitions and divestitures, of about $1.1 billion

Operating

•	operating and administrative costs of 95 cents per thousand cubic feet equivalent (Mcfe)

Encana Corporation	4	First Quarter Interim Report

First quarter report

for the period ended March 31, 2012

Strategic Developments

•

completed an agreement with Mitsubishi Corporation that sees the Japanese global integrated business enterprise invest approximately C$2.9 billion for a 40 percent interest in the Cutbank Ridge Partnership. The Partnership holds about 409,000 net acres of undeveloped Montney-formation natural gas lands in the Cutbank Ridge resource play in northeast British Columbia. Mitsubishi paid approximately C$1.45 billion on closing and will also invest approximately C$1.45 billion, in addition to its 40 percent of the Partnership’s future capital investment, during an initial commitment period of approximately five years

•	closed the sale of Encana’s natural gas processing assets in the Cutbank Ridge area for proceeds of approximately C$920 million

•

entered into a joint earning agreement with Exaro Energy III LLC that will see Exaro invest approximately $380 million over five years to earn a working interest in certain lands in the Jonah field in Wyoming

•

closed the remainder of the sale of North Texas natural gas producing assets for proceeds of approximately $114 million. The company closed the majority of the asset sale in December 2011 for approximately $836 million

•	opened the first liquefied natural gas (LNG) fueling station in Louisiana to the public to serve fueling needs of heavy-duty truck fleets and other vehicles

•

entered into an agreement with Toyota Tsusho Wheatland Inc., a subsidiary of Toyota Tsusho Corporation, that will see the Japanese company invest approximately C$602 million to acquire a 32.5 percent royalty interest in natural gas production from a portion of Encana’s coalbed methane (CBM) resource play

IMPORTANT INFORMATION

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. Encana is reporting its first quarter financial results in accordance with U.S. GAAP. The company’s unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2012 and comparative information have been prepared in accordance with U.S. GAAP. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•

Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

•

Capitalization is a non-GAAP measure defined as long-term debt, including the current portion, plus shareholders’ equity. Debt to capitalization, debt to adjusted EBITDA and debt to debt adjusted cash flow are three ratios that management monitors as indicators of the company’s overall financial strength.

•

Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month net earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, impairments, unrealized hedging gains and losses and other expenses. Debt adjusted cash flow is a non-GAAP measure defined as cash flow on a trailing 12-month basis excluding interest expense after tax.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

Encana Corporation	5	First Quarter Interim Report

First quarter report

for the period ended March 31, 2012

Encana Corporation

Encana is a leading North American energy producer focused on pursuing the highest returns from its significant portfolio of natural gas, oil and natural gas liquids. Recognized for its expertise in resource play development, Encana is a disciplined, innovative company committed to responsible development. Its common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION – In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expectation to successfully advance the company’s multiple oil and liquids-rich natural gas plays to commerciality; expected additional investments from Mitsubishi Corporation for the Cutbank Ridge partnership, from Exaro Energy III LLC for the agreement in the Jonah field and from the subsidiary of Toyota Tsusho for the agreement relating to a portion of CBM resource play; target cash and cash equivalents by end of 2012; ability to attract partnership opportunities for the exploration and development of oil and liquids-rich assets and for dry gas plays that could be linked to LNG projects; target to maintain financial strength and flexibility by balancing capital investment; expectation to diversify commodity mix and cash flow sources by accelerating investment in prospective oil and liquids-rich natural gas plays; anticipated benefits of using third-party capital in the development of various types of company assets; target capacity reductions in 2012; expected price correction resulting from increased use of natural gas in electrical generation and from potential future LNG exports; projected future development and results from the Tuscaloosa Marine Shale, Eaglebine, Michigan, San Juan, Alberta Duvernay and other prospective oil and liquids-rich assets; expectation for Encana’s risk management to continue to supplement revenue and stabilize cash flow; ability to maintain a strong balance sheet, investment grade credit ratings and financial flexibility; and projections contained in the company’s corporate guidance for 2012.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the

Encana Corporation	6	First Quarter Interim Report

First quarter report

for the period ended March 31, 2012

expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon achieving average production for 2012 of between 2.8 Bcf/d and 3.1 Bcf/d of natural gas and 28,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	7	First Quarter Interim Report

First quarter report

for the period ended March 31, 2012

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim condensed Consolidated Financial Statements for the period ended March 31, 2012 (“Interim Condensed Consolidated Financial Statements”), as well as the audited United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) Consolidated Financial Statements and U.S. GAAP MD&A for the year ended December 31, 2011.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with U.S. GAAP and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids-rich” is used to represent natural gas streams with associated liquids volumes. This document is dated April 24, 2012.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt to Adjusted EBITDA, Capitalization and Debt to Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana’s extensive portfolio of reserves and economic contingent resources in high-growth resource plays in major North American basins serves as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective basins early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana is focused on balancing capital investment to build long-term production growth capacity with near term market uncertainty. Encana’s approach for 2012 is to align capital investment plus anticipated dividends with expected cash flow generation. Proceeds from planned divestitures and joint venture transactions are expected to provide additional financial flexibility. Given the current natural gas pricing environment, the Company expects that many of its drier natural gas plays will see a reduced capital program, while a growing portion of capital investment will be directed towards oil and liquids-rich development and exploration opportunities. Encana continues to focus on attracting third-party investments to advance development of the Company’s reserves and resources.

At March 31, 2012, Encana has hedged approximately 1,955 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected April to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 505 MMcf/d of expected

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

2013 natural gas production at an average price of $5.24 per Mcf. The Company’s Cash Flow and netbacks will benefit from the hedging program during periods of lower prices.

Encana is working to expand the use of natural gas in North America in power generation, transportation and industrial applications. Accessing new natural gas markets, including the export of liquefied natural gas (“LNG”), is part of this initiative. Encana also has a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

Further information on expected 2012 results can be found in Encana’s 2012 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Results Overview

Highlights

In the three months ended March 31, 2012, Encana reported:

•	Cash Flow of $1,021 million, Operating Earnings of $240 million and Net Earnings of $12 million.

•	Average natural gas production volumes of 3,272 MMcf/d.

•	Average oil and NGL production volumes of 29.3 thousand barrels (“Mbbls”) per day (“Mbbls/d”).

•	Realized financial natural gas and other commodity hedging gains of $358 million after tax.

•	Average natural gas prices, including financial hedges, of $4.58 per Mcf. Average liquids prices of $83.77 per barrel (“bbl”).

•	Dividends paid of $0.20 per share.

Significant developments for the Company during the three months ended March 31, 2012 included the following:

•

Entered into a partnership agreement with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia owned by Encana. Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction closed on February 24, 2012 and C$1.45 billion was received.

•	Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million.

•

Entered into an upstream joint venture agreement with Exaro Energy III LLC (“Exaro”) that will result in Exaro investing approximately $380 million over the next five years to earn a working interest in certain sections of the Jonah field in Wyoming.

•

Closed the remainder of the sale of its North Texas natural gas producing assets for proceeds of $114 million. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million.

•

Negotiated an agreement with a subsidiary of Toyota Tsusho Corporation under which the Japanese company will invest approximately C$600 million to acquire a 32.5 percent royalty interest in natural gas production from a portion of Encana’s CBM resource play. Under the agreement, Toyota Tsusho paid approximately C$100 million on closing and will invest approximately C$500 million over seven years. The transaction closed on April 19, 2012.

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Financial Results

	2012	2011				2010
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow (1)	$1,021	$983	$1,181	$1,089	$963	$917	$1,132	$1,217
per share – diluted	1.39	1.33	1.60	1.48	1.31	1.25	1.54	1.65

Operating Earnings (1)	240	232	389	352	218	242	330	427
per share – diluted	0.33	0.31	0.53	0.48	0.30	0.33	0.45	0.58

Net Earnings	12	(476)	459	383	(361)	131	763	(132)
per share – basic	0.02	(0.65)	0.62	0.52	(0.49)	0.18	1.04	(0.18)
per share – diluted	0.02	(0.65)	0.62	0.52	(0.49)	0.18	1.04	(0.18)

Capital Investment	1,120	1,008	1,186	1,122	1,294	1,430	1,223	1,099
Net Acquisitions and (Divestitures)	(2,360)	(1,538)	(4)	108	(131)	83	(31)	(84)
Revenues, Net of Royalties	1,799	2,461	2,353	1,986	1,667	1,431	2,425	1,469

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Three months ended March 31, 2012 versus March 31, 2011

Cash Flow of $1,021 million increased $58 million primarily due to higher realized financial hedging gains, higher production volumes and a higher current tax recovery, partially offset by lower natural gas prices. In the three months ended March 31, 2012:

•	Realized financial hedging gains were $358 million after tax compared to gains of $138 million after tax in 2011.

•

Average natural gas prices, excluding financial hedges, were $2.80 per Mcf in 2012 compared to $4.26 per Mcf in 2011. Average liquids prices were $83.77 per bbl in 2012 compared to $80.70 per bbl in 2011.

•

Average natural gas production volumes increased 76 MMcf/d to 3,272 MMcf/d in 2012 from 3,196 MMcf/d in 2011. Average oil and NGL production volumes increased 6.0 Mbbls/d to 29.3 Mbbls/d in 2012 from 23.3 Mbbls/d in 2011.

Operating Earnings of $240 million increased $22 million primarily due to higher realized financial hedging gains, higher production volumes and lower long-term compensation costs, partially offset by lower natural gas prices and higher depreciation, depletion and amortization (“DD&A”).

Net Earnings of $12 million increased $373 million primarily due to higher combined realized and unrealized financial hedging gains, higher production volumes, lower long-term compensation costs and the inclusion of a non-cash ceiling test impairment in the 2011 comparative. These were partially offset by lower natural gas prices, higher DD&A and higher deferred tax expense. Combined realized and unrealized after-tax financial hedging gains were $403 million in 2012 (2011—$50 million).

In the first quarter of 2011, the Company recognized a non-cash ceiling test impairment of $582 million after tax primarily resulting from the decline in the 12-month average trailing natural gas prices. Ceiling test impairments are recognized when the capitalized costs aggregated by country exceed the sum of the estimated after-tax future net cash flows from proved reserves using the 12-month average trailing prices and discounted at 10 percent. Further declines in the 12-month average trailing natural gas prices could reduce proved reserves values based on such prices and result in the recognition of future ceiling test impairments.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Quarterly Prices and Foreign Exchange Rates

	2012	2011				2010
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$4.58	$4.79	$5.01	$5.09	$5.00	$5.03	$5.27	$5.50
Excluding hedging	2.80	3.73	4.32	4.42	4.26	3.93	4.19	4.23
Liquids ($/bbl)
Including hedging	83.77	85.44	82.43	92.66	80.70	68.91	61.79	67.05
Excluding hedging	83.77	85.44	82.43	92.66	80.70	71.05	62.15	66.73
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.74	3.55	4.20	4.31	4.11	3.80	4.39	4.09
AECO (C$/Mcf)	2.52	3.47	3.72	3.74	3.77	3.58	3.72	3.86
Rockies (Opal) ($/MMBtu)	2.67	3.47	3.90	3.98	3.84	3.44	3.53	3.66
HSC ($/MMBtu)	2.65	3.49	4.23	4.29	4.06	3.78	4.33	4.04
Basis Differential ($/MMBtu)
AECO/NYMEX	0.22	0.17	0.34	0.42	0.29	0.28	0.83	0.32
Rockies/NYMEX	0.07	0.08	0.30	0.33	0.27	0.36	0.86	0.43
HSC/NYMEX	0.09	0.06	(0.03)	0.02	0.05	0.02	0.06	0.05
Oil Price Benchmark
West Texas Intermediate (WTI) ($/bbl)	103.03	94.02	89.54	102.34	94.25	85.18	76.28	77.99
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.999	0.978	1.020	1.033	1.015	0.987	0.962	0.973

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the first quarter of 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to the first quarter of 2011. Hedging activities contributed an additional $1.78 per Mcf to the average realized natural gas price in the first quarter of 2012. Encana’s first quarter 2012 average realized liquids price reflected higher benchmark prices compared to the first quarter of 2011.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At March 31, 2012, Encana has hedged approximately 1,955 MMcf/d of expected April to December 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s hedging program helps sustain cash flow during periods of lower prices. For additional information see the Risk Management – Financial Risks section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Production and Net Capital Investment

Production Volumes (After Royalties)

	2012	2011				2010
(average daily)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Natural Gas (MMcf/d)
Canadian Division	1,493	1,515	1,460	1,445	1,395	1,395	1,390	1,327
USA Division	1,779	1,944	1,905	1,864	1,801	1,835	1,791	1,875

	3,272	3,459	3,365	3,309	3,196	3,230	3,181	3,202

Oil and NGLs (Mbbls/d)
Canadian Division	19.2	13.9	15.1	14.8	14.3	11.3	14.3	13.5
USA Division	10.1	10.0	9.3	9.5	9.0	9.2	9.1	10.1

	29.3	23.9	24.4	24.3	23.3	20.5	23.4	23.6

In the first quarter of 2012:

•

Average natural gas production volumes of 3,272 MMcf/d increased 76 MMcf/d from the same period of 2011. The Canadian Division volumes were higher primarily due to a successful drilling program at Cutbank Ridge and Peace River Arch, partially offset by divestitures. The USA Division volumes were lower primarily due to divestitures and natural declines, partially offset by a successful drilling program in Haynesville and Piceance.

•

Average oil and NGL production volumes of 29.3 Mbbls/d increased 6.0 Mbbls/d from the same period of 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in the Alberta Deep Basin.

Net divestitures reduced average natural gas production volumes for the first quarter of 2012 by approximately 130 MMcf/d compared to the same period of 2011. Production volumes were lower by approximately 25 MMcf/d in the Canadian Division and approximately 105 MMcf/d in the USA Division.

Given the current natural gas pricing environment, Encana plans to shut-in natural gas production from existing wells of approximately 250 MMcf/d for 2012 in areas subject to higher decline and higher variable costs. The duration of Encana’s voluntary shut-ins will be subject to a number of factors, including a recovery in prices, and is therefore uncertain at this time.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Net Capital Investment

	Three months ended March 31
($ millions)	2012	2011
Canadian Division	$515	$628
USA Division	563	648
Market Optimization	6	—
Corporate & Other	36	18

Capital Investment	1,120	1,294

Acquisitions	153	266
Divestitures	(2,513)	(397)

Net Acquisitions and Divestitures	(2,360)	(131)

Net Capital Investment	$(1,240)	$1,163

Capital investment during the first quarter of 2012 was $1,120 million compared to $1,294 million in the same period of 2011. Capital investment in 2012 focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and exploration and development of prospective liquids-rich plays. Key resource play development continued in Haynesville, Bighorn, Piceance and Cutbank Ridge. Encana also focused on prospective oil and liquids-rich plays including the Tuscaloosa Marine Shale, the Eaglebine and the San Juan Basin.

Acquisitions in the first quarter of 2012 were $56 million in the Canadian Division and $97 million in the USA Division and primarily included land and property purchases with oil and liquids-rich production potential.

Divestitures in the first quarter of 2012 were $2,399 million in the Canadian Division and $114 million in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi. The Canadian Division also received approximately C$920 million for the sale of two natural gas processing plants. The USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. Divestitures in the first quarter of 2011 in the USA Division included the sale of its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the Canadian and U.S. full cost pools.

In February 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to initially invest approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings. The transaction closed on February 24, 2012 and C$1.45 billion was received.

In February 2012, the Company closed the sale of its natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

Encana is presently involved in a number of joint venture transactions with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Divisional Results

Canadian Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$495	$597	$2.56	$3.87	$79.96	$78.73
Realized Financial Hedging Gain	228	81	1.69	0.64	—	—
Expenses
Production and mineral taxes	3	4	(0.01)	0.02	2.36	1.14
Transportation and processing	133	112	0.97	0.88	0.95	1.34
Operating	97	110	0.68	0.83	1.15	1.38

Operating Cash Flow/Netback	$490	$452	$2.61	$2.78	$75.50	$74.87

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes – After Royalties	1,493	1,395	19.2	14.3

Three months ended March 31, 2012 versus March 31, 2011

Operating Cash Flow of $490 million increased $38 million primarily due to higher financial hedging gains, higher production volumes and lower operating expenses, partially offset by lower realized natural gas prices and higher transportation and processing expenses. In the three months ended March 31, 2012:

•	Realized financial hedging gains were $228 million compared to $81 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $179 million.

•

Average natural gas production volumes of 1,493 MMcf/d increased 98 MMcf/d and average oil and NGL production volumes of 19.2 Mbbls/d increased 4.9 Mbbls/d. This increased revenues by $77 million as a result of a successful drilling program at Cutbank Ridge and Peace River Arch.

•

Transportation and processing expenses increased $21 million primarily due to higher volumes processed through third-party facilities mainly resulting from the sale of the two natural gas processing plants.

•	Operating expenses decreased $13 million primarily due to lower long-term compensation costs.

Comparative figures for the three months ended March 31, 2011 presented in the Operating Cash Flow table above have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expenses. The Company has reclassified $57 million from operating expense to transportation and processing expense for the first quarter of 2011. For additional information see Note 3 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Results by Key Area

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)
	2012	2011	2012	2011	2012	2011	2012	2011
Greater Sierra	231	247	0.6	0.9	$44	$140	6	9
Cutbank Ridge	476	403	1.2	1.2	80	85	7	11
Peace River Arch	119	98	2.7	1.7	57	27	6	1
Bighorn	227	217	5.5	3.4	122	124	11	13
CBM	440	427	9.2	7.0	63	147	83	320

Key Resource Plays	1,493	1,392	19.2	14.2	366	523	113	354
Other	—	3	—	0.1	149	105	1	—

Total Canadian Division	1,493	1,395	19.2	14.3	$515	$628	114	354

In the first quarter of 2012, Encana split its Cutbank Ridge key resource play into two new key resource plays, Cutbank Ridge in British Columbia and Peace River Arch in Alberta, with comparative information restated. This reflects the Company’s future development plans for the Cutbank Ridge assets as a result of the Company’s recent partnership with Mitsubishi.

Other Divisional Expenses

	Three months ended March 31
($ millions)	2012	2011
Depreciation, depletion and amortization	$234	$238
Impairments	—	776

DD&A in the first quarter of 2012 was comparable to 2011 due to an increase in production volumes being offset by a lower depletion rate. The lower depletion rate primarily resulted from the ceiling test impairment recognized in 2011 and the credit of amounts received from divestitures to the full cost pool in the first quarter of 2012.

In the first quarter of 2011, the Company recognized a non-cash ceiling test impairment of $776 million before tax primarily resulting from the decline in the 12-month average trailing natural gas prices. A non-cash ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. Further declines in the 12-month average trailing natural gas prices could reduce proved reserves values based on such prices and result in the recognition of future ceiling test impairments.

	Natural Gas		Liquids
	Henry Hub ($/MMbtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
12-Month Average Trailing Reserves Pricing (2)
March 31, 2011	4.10	3.71	83.54	81.34
March 31, 2012	3.73	3.32	98.15	98.21

(1)	Light Sweet.
(2)	All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

USA Division

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties, excluding Hedging	$576	$831	$3.00	$4.56	$91.05	$83.81
Realized Financial Hedging Gain	302	130	1.86	0.81	—	—
Expenses
Production and mineral taxes	21	49	0.08	0.26	8.33	8.00
Transportation and processing	173	172	1.07	1.06	0.20	—
Operating	101	135	0.61	0.77	2.59	—

Operating Cash Flow/Netback	$583	$605	$3.10	$3.28	$79.93	$75.81

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2012	2011	2012	2011
Production Volumes – After Royalties	1,779	1,801	10.1	9.0

Three months ended March 31, 2012 versus March 31, 2011

Operating Cash Flow of $583 million decreased $22 million primarily due to lower realized natural gas prices, partially offset by higher realized financial hedging gains, lower operating expenses and lower production and mineral taxes. In the three months ended March 31, 2012:

•	Realized financial hedging gains were $302 million compared to $130 million in 2011 on a before-tax basis.

•	Lower natural gas prices decreased revenues by $253 million.

•	Production and mineral taxes decreased $28 million primarily due to lower natural gas prices.

•	Operating expenses decreased $34 million primarily due to lower long-term compensation costs.

Results by Key Area

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)
	2012	2011	2012	2011	2012	2011	2012	2011
Jonah	448	484	4.1	4.4	$49	$94	14	25
Piceance	488	414	1.6	1.9	106	78	39	29
Texas	201	403	0.2	0.2	29	129	3	17
Haynesville	545	412	—	—	185	258	12	22

Key Resource Plays	1,682	1,713	5.9	6.5	369	559	68	93
Other	97	88	4.2	2.5	194	89	25	12

Total USA Division	1,779	1,801	10.1	9.0	$563	$648	93	105

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Other Divisional Expenses

	Three months ended March 31
($ millions)	2012	2011
Depreciation, depletion and amortization	$330	$300

DD&A in the first quarter of 2012 increased $30 million compared to 2011 primarily due to a higher depletion rate. The higher depletion rate primarily resulted from lower proved reserves estimates due to a decline in natural gas prices.

Market Optimization

	Three months ended March 31
($ millions)	2012	2011
Revenues	$121	$179
Expenses
Operating	10	13
Purchased product	105	165
Depreciation, depletion and amortization	3	3

	$3	$(2)

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expenses decreased in the first quarter of 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.

Corporate and Other

	Three months ended March 31
($ millions)	2012	2011
Revenues	$77	$(151)
Expenses
Operating	9	(18)
Depreciation, depletion and amortization	20	19

	$48	$(152)

Revenues mainly includes unrealized hedging gains or losses recorded on natural gas financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2012	2011
Accretion of asset retirement obligation	$14	$13
Administrative	102	136
Interest	123	119
Foreign exchange (gain) loss, net	(102)	(146)
Other	(2)	—

	$135	$122

Administrative expenses in the first quarter of 2012 decreased $34 million compared to 2011 primarily due to lower long-term compensation costs as a result of changes in share prices.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and revaluations of other monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2012	2011
Current Income Tax	$(134)	$(67)
Deferred Income Tax	547	(105)

Income Tax Expense (Recovery)	$413	$(172)

In the first quarter of 2012:

•	Current income tax was a recovery of $134 million compared to a recovery of $67 million in 2011. The current income tax recoveries were primarily due to the carry back of tax losses to prior years.

•	Total income tax expense increased $585 million compared to 2011 due to higher net earnings before tax and a higher estimated annual effective tax rate.

Interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. Encana’s effective tax rate for the first quarter of 2012 was 97 percent compared to 32 percent for the same period of 2011. The Company’s estimated 2012 annual effective tax rate of 97 percent is higher than 2011 primarily as a result of the tax impact of the Cutbank Ridge transaction with Mitsubishi that closed in the first quarter of 2012. Encana currently expects an annual income tax recovery for 2012, including a current tax recovery.

The estimated annual effective income tax rate is impacted by expected annual earnings, along with tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains and losses.

The estimated annual effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carry backs and adjustments to estimates. Permanent differences primarily include the tax on divestitures and related pool adjustments, the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2012	2011
Net Cash From (Used In)
Operating activities	$617	$657
Investing activities	1,638	(1,269)
Financing activities	(666)	121
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	4	5

Increase (Decrease) in Cash and Cash Equivalents	$1,593	$(486)

Cash and Cash Equivalents, End of Period	$2,393	$213

Operating Activities

Net cash from operating activities in the first quarter of 2012 of $617 million decreased $40 million compared to the same period of 2011. This decrease is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the change in non-cash working capital. For the first quarter of 2012, the net change in non-cash working capital was a deficit of $375 million compared to a deficit of $277 million for the same period of 2011.

The Company had a working capital surplus of $2,825 million at March 31, 2012 compared to a surplus of $881 million at December 31, 2011. The increase in working capital is primarily the result of an increase in cash and cash equivalents and a decrease in the current portion of long-term debt. At March 31, 2012, working capital included cash and cash equivalents of $2,393 million compared to $800 million at December 31, 2011. There was no current portion of long-term debt outstanding at March 31, 2012, compared to $492 million at December 31, 2011. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash from investing activities in the first quarter of 2012 was $1,638 million compared to net cash used in investing activities of $1,269 million in the same period of 2011. Net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash from investing activities in the first quarter of 2012 also included cash in reserve released from escrow of $421 million. Cash in reserve includes amounts received from counterparties related to jointly controlled assets and amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $7,672 million at March 31, 2012 and $7,658 million at December 31, 2011. There was no current portion of long-term debt outstanding at March 31, 2012 compared to $492 million at December 31, 2011. The current portion of long-term debt decreased due to the repayment of the Company’s C$500 million 4.30 percent notes that matured on March 12, 2012. There were no outstanding balances under the Company’s commercial paper or revolving credit facilities at March 31, 2012 or December 31, 2011.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at March 31, 2012, Encana had available unused committed revolving bank credit facilities of $5.0 billion.

•	Encana has in place a revolving bank credit facility for C$4.0 billion ($4.0 billion) that remains committed through October 2015, of which C$4.0 billion ($4.0 billion) remains unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remains unused.

As at March 31, 2012, Encana had available unused capacity under shelf prospectuses for up to $5.0 billion.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2012, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At March 31, 2012, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012 and is expected to be renewed.

Encana is currently in compliance with, and expects that it will continue to be in compliance with all financial covenants under its credit facility agreements.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in the first quarter were $147 million or $0.20 per share (2011—$147 million or $0.20 per share).

Outstanding Share Data

As at March 31, 2012 and April 23, 2012, Encana had 736.3 million common shares outstanding (December 31, 2011 – 736.3 million).

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The financial metrics the Company currently monitors are below.

	March 31, 2012		December 31, 2011
Debt to Debt Adjusted Cash Flow (1)	1.7	x	1.8	x
Debt to Adjusted EBITDA (1)	1.7	x	1.9	x
Debt to Capitalization (1)	48%		49%

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2012.

	Expected Future Payments
($ millions, undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$626	$855	$905	$913	$810	$5,557	$9,666
Purchases of Goods and Services	383	209	130	91	50	73	936
Operating Leases	40	50	47	43	37	101	318
Capital Commitments	151	6	7	8	7	80	259

Commitments	$1,200	$1,120	$1,089	$1,055	$904	$5,811	$11,179

In addition to the Commitments disclosed above, Encana has made commitments related to its risk management program and the Company’s obligation to fund its defined benefit pension and other post-employment benefit plans. Further information related to the Company’s risk management program can be found in Note 15 to the Interim Condensed Consolidated Financial Statements. The Company expects to fund its 2012 commitments from Cash Flow.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Contingencies

Legal Proceedings

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

•	financial risks;

•	operational risks; and

•	safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana’s reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Encana’s financial instruments as at March 31, 2012, is disclosed in Note 15 to the Interim Condensed Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	reserves and resources replacement;

•	capital activities; and

•	operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

A comprehensive discussion of Encana’s Risk Management is provided in the Company’s U.S. GAAP MD&A for the year ended December 31, 2011.

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2011, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

All of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment and has determined that no write-down is required.

Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

Deferred income tax assets are initially recognized and a corresponding valuation allowance is recorded to reduce deferred tax assets to the extent that it is no longer more likely than not that sufficient taxable earnings will be available to allow all or part of the assets to be recovered. Encana routinely assesses deferred tax assets to ensure they are realizable.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority. Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings. The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and operating costs accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

Recent Accounting Pronouncements

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, Presentation of Comprehensive Income, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income.

•

Accounting Standards Update 2011-08, Intangibles—Goodwill and Other, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other. The amendments have been applied prospectively.

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share – diluted, Operating Earnings, Operating Earnings per share – diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2012	2011				2010
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash From (Used in) Operating Activities	$617	$1,005	$1,285	$980	$657	$901	$1,298	$911
(Add back) deduct:
Net change in other assets and liabilities	(20)	(30)	(26)	(75)	(29)	(27)	(16)	(38)
Net change in non-cash working capital	(375)	166	130	(34)	(277)	11	182	(268)
Cash tax on sale of assets	(9)	(114)	—	—	—	—	—	—

Cash Flow	$1,021	$983	$1,181	$1,089	$963	$917	$1,132	$1,217

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The estimated annual effective tax rate is significantly impacted by items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses. The difference between the discrete method and the estimated annual effective tax rate method is presented as an estimated annual effective tax rate adjustment. The 2011 and 2010 quarterly comparatives have been restated with no impact on annual Operating Earnings.

	2012	2011				2010
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Earnings	$12	$(476)	$459	$383	$(361)	$131	$763	$(132)
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	45	397	273	18	(88)	(269)	331	(340)
Impairments	—	(1,105)	—	—	(582)	—	—	—
Non-operating foreign exchange gain (loss)	86	82	(325)	44	100	159	140	(211)
Estimated annual effective tax rate adjustments	(359)	(82)	122	(31)	(9)	(1)	(38)	(8)

Operating Earnings	$240	$232	$389	$352	$218	$242	$330	$427

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2012		December 31, 2011
Debt	$7,672		$8,150

Cash Flow	4,274		4,216
Interest Expense, after tax	349		344

Debt Adjusted Cash Flow	$4,623		$4,560

Debt to Debt Adjusted Cash Flow	1.7	x	1.8	x

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions)	March 31, 2012		December 31, 2011
Debt	$7,672		$8,150

Net Earnings	378		5
Add (deduct):
Interest	472		468
Income tax expense (recovery)	602		17
Depreciation, depletion and amortization	2,309		2,282
Impairments	1,473		2,249
Accretion of asset retirement obligation	51		50
Foreign exchange (gain) loss, net	177		133
Unrealized (gain) loss on risk management	(1,075)		(879)
Other	19		21

Adjusted EBITDA	$4,406		$4,346

Debt to Adjusted EBITDA	1.7	x	1.9	x

Debt to Capitalization

Debt to Capitalization is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Capitalization is a non-GAAP measure defined as long-term debt, including the current portion, plus shareholders’ equity.

($ millions)	March 31, 2012	December 31, 2011
Debt	$7,672	$8,150
Shareholders’ Equity	8,473	8,578

Capitalization	$16,145	$16,728

Debt to Capitalization Ratio	48%	49%

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s business objectives of growing its portfolio to produce natural gas, oil and NGLs, maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend; long-term strategy of accelerating value recognition of assets; achieving operating efficiencies, lowering cost structures and success of resource play hub model; balancing near term uncertainty with focused capital investment in building long-term growth capacity; aligning capital investment plus anticipated dividends with expected cash flow generation; attaining additional financial flexibility from proceeds from planned divestitures and joint venture transactions; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; plans to shut-in certain volume of natural gas production from existing wells for 2012; ability to attract third party investments; ability to expand natural gas markets in North America and potential development of liquefied natural gas export terminal in British Columbia; completion of transaction agreements with Mitsubishi, including amount of additional investments and funding commitment and development of otherwise undeveloped natural gas properties; expected completion dates and proceeds from the sale of certain assets; anticipated investments from joint venture agreement; amount of additional investments expected from the subsidiary of Toyota Tsusho pursuant to its agreement with the Company; expanding deep cut processing capacities; projections contained in the 2012 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, and 2012 estimated sensitivities of cash flow and operating earnings); estimates of proved reserves, before and after royalties, including by product types and locations; potential joint venture transactions and third party investments and expectation for the same to reduce capital investments and improve project returns; projections relating to the adequacy of the Company’s provision for taxes and legal claims; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including those relating to hydraulic fracturing, greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2012 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements; projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to replace, expand or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2012 Cash Flow is based upon achieving average production in 2012 of natural gas of between 2.8 to 3.1 Bcf/d, liquids of 28 Mbbls/d, commodity prices for natural gas of NYMEX $3.25/Mcf, oil (WTI) $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated April 25, 2012, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company’s AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. GAAP U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011.

Management’s Discussion and Analysis
Encana Corporation	32	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	33	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended March 31,
($ millions, except per share amounts)		2012	2011
Revenues, Net of Royalties	(Note 3)	$1,799	$1,667

Expenses	(Note 3)
Production and mineral taxes		24	53
Transportation and processing		306	284
Operating		217	240
Purchased product		105	165
Depreciation, depletion and amortization		587	560
Impairments	(Note 8)	—	776
Accretion of asset retirement obligation	(Note 11)	14	13
Administrative		102	136
Interest	(Note 5)	123	119
Foreign exchange (gain) loss, net	(Note 6)	(102)	(146)
Other		(2)	—

		1,374	2,200

Net Earnings (Loss) Before Income Tax		425	(533)
Income tax expense (recovery)	(Note 7)	413	(172)

Net Earnings (Loss)		$12	$(361)

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$0.02	$(0.49)
Diluted		$0.02	$(0.49)

Condensed Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended March 31,
($ millions)	2012	2011
Net Earnings (Loss)	$12	$(361)
Other Comprehensive Income, Net of Tax
Foreign currency translation adjustment	24	104
Compensation plans	4	—

Comprehensive Income (Loss)	$40	$(257)

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	34	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at March 31, 2012	As at December 31, 2011
Assets
Current Assets
Cash and cash equivalents		$2,393	$800
Accounts receivable and accrued revenues		734	1,075
Risk management	(Note 15)	1,861	1,806
Income tax receivable		878	686

		5,866	4,367
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas & oil properties, based on full cost accounting
Proved properties		49,793	50,690
Unproved properties		1,509	1,426
Other		3,048	2,748

Property, plant and equipment		54,350	54,864
Less: Accumulated depreciation, depletion and amortization		(39,770)	(38,807)

Property, plant and equipment, net		14,580	16,057
Cash in Reserve		48	469
Other Assets		507	395
Risk Management	(Note 15)	247	241
Deferred Income Taxes		253	188
Goodwill	(Note 3)	1,720	1,698

	(Note 3)	$23,221	$23,415

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,095	$2,428
Income tax payable		10	123
Risk management	(Note 15)	1	1
Current portion of long-term debt	(Note 9)	—	492
Deferred income taxes		935	442

		3,041	3,486
Long-Term Debt	(Note 9)	7,672	7,658
Other Liabilities and Provisions	(Note 10)	2,542	2,301
Risk Management	(Note 15)	4	6
Asset Retirement Obligation	(Note 11)	860	875
Deferred Income Taxes		629	511

		14,748	14,837

Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2012 and 2011 issued and outstanding: 736.3 million shares	(Note 12)	2,354	2,354
Paid in surplus	(Note 13)	7	5
Retained earnings		5,508	5,643
Accumulated other comprehensive income		604	576

Total Shareholders’ Equity		8,473	8,578

		$23,221	$23,415

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	35	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

		Three Months Ended March 31,
($ millions)		2012	2011
Share Capital	(Note 12)
Balance, Beginning of Year		$2,354	$2,352
Common Shares Issued under Option Plans		—	2

Balance, End of Period		$2,354	$2,354

Paid in Surplus
Balance, Beginning of Year		$5	$—
Share-Based Compensation	(Note 13)	2	2

Balance, End of Period	(Note 13)	$7	$2

Retained Earnings
Balance, Beginning of Year		$5,643	$6,226
Net Earnings (Loss)		12	(361)
Dividends on Common Shares	(Note 12)	(147)	(147)

Balance, End of Period		$5,508	$5,718

Accumulated Other Comprehensive Income
Foreign Currency Translation Adjustment
Balance, beginning of year		$658	$963
Change in foreign currency translation adjustment		24	104

Balance, end of period		$682	$1,067

Compensation Plans
Balance, beginning of year		$(82)	$(48)
Amortization of net actuarial gains and losses	(Note 13)	4	—

Balance, end of period		$(78)	$(48)

Total Accumulated Other Comprehensive Income		$604	$1,019

Total Shareholders’ Equity		$8,473	$9,093

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	36	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended March 31,
($ millions)		2012	2011
Operating Activities
Net earnings (loss)		$12	$(361)
Depreciation, depletion and amortization		587	560
Impairments		—	776
Accretion of asset retirement obligation	(Note 11)	14	13
Deferred income taxes	(Note 7)	547	(105)
Unrealized (gain) loss on risk management	(Note 15)	(63)	133
Unrealized foreign exchange (gain) loss	(Note 6)	(90)	(115)
Other		5	62
Net change in other assets and liabilities		(20)	(29)
Net change in non-cash working capital		(375)	(277)

Cash From (Used in) Operating Activities		617	657

Investing Activities
Capital expenditures	(Note 3)	(1,120)	(1,294)
Acquisitions	(Note 4)	(153)	(266)
Proceeds from divestitures	(Note 4)	2,513	397
Cash in reserve		421	2
Net change in investments and other		(23)	(108)

Cash From (Used in) Investing Activities		1,638	(1,269)

Financing Activities
Issuance of revolving long-term debt		1,721	3,442
Repayment of revolving long-term debt		(1,724)	(3,088)
Repayment of long-term debt	(Note 9)	(503)	—
Issuance of common shares	(Note 12)	—	2
Dividends on common shares	(Note 12)	(147)	(147)
Capital lease payments		(13)	(88)

Cash From (Used in) Financing Activities		(666)	121

Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		4	5

Increase (Decrease) in Cash and Cash Equivalents		1,593	(486)
Cash and Cash Equivalents, Beginning of Period		800	699

Cash and Cash Equivalents, End of Period		$2,393	$213

Cash, End of Period		$104	$52
Cash Equivalents, End of Period		2,289	161

Cash and Cash Equivalents, End of Period		$2,393	$213

See accompanying Notes to Condensed Consolidated Financial Statements.

Condensed Consolidated Financial Statements
Encana Corporation	37	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries ("Encana" or "the Company") are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids ("NGLs"). The term liquids is used to represent Encana's oil, NGLs and condensate.

The interim condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited U.S. GAAP Consolidated Financial Statements for the year ended December 31, 2011, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited U.S. GAAP Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited U.S. GAAP Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim condensed Consolidated Financial Statements should be read in conjunction with the annual audited U.S. GAAP Consolidated Financial Statements and the notes thereto for the year ended December 31, 2011.

These unaudited interim condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Changes in Accounting Policies and Practices

On January 1, 2012, Encana adopted the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company's interim condensed Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company's fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, “Presentation of Comprehensive Income”, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income.

•

Accounting Standards Update 2011-08, “Intangibles—Goodwill and Other”, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, “Intangibles—Goodwill and Other”. The amendments have been applied prospectively.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	38	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are determined based on the Company's operations and geographic locations as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre. Five key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Peace River Arch in northwest Alberta; (iii) Cutbank Ridge in northern British Columbia; (iv) Bighorn in west central Alberta; and (v) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas.

•

Market Optimization is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation.

The condensed Consolidated Statement of Earnings for the comparative period ended March 31, 2011 and the accompanying segmented information disclosed in this note have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating expenses. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of its two natural gas processing plants during the three months ended March 31, 2012 as disclosed in Note 4. Encana believes the nature of processing costs more closely align with transportation expense. As a result, the Company has reclassified $57 million from operating expense to transportation and processing expense for the three months ended March 31, 2011 ($240 million – 12 months ended December 31, 2011).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	39	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$723	$678	$878	$961	$121	$179

Expenses
Production and mineral taxes	3	4	21	49	—	—
Transportation and processing	133	112	173	172	—	—
Operating	97	110	101	135	10	13
Purchased product	—	—	—	—	105	165

	490	452	583	605	6	1
Depreciation, depletion and amortization	234	238	330	300	3	3
Impairments	—	776	—	—	—	—

	$256	$(562)	$253	$305	$3	$(2)

	Corporate & Other		Consolidated
	2012	2011	2012	2011
Revenues, Net of Royalties	$77	$(151)	$1,799	$1,667

Expenses
Production and mineral taxes	—	—	24	53
Transportation and processing	—	—	306	284
Operating	9	(18)	217	240
Purchased product	—	—	105	165

	68	(133)	1,147	925
Depreciation, depletion and amortization	20	19	587	560
Impairments	—	—	—	776

	$48	$(152)	560	(411)

Accretion of asset retirement obligation			14	13
Administrative			102	136
Interest			123	119
Foreign exchange (gain) loss, net			(102)	(146)
Other			(2)	—

			135	122

Net Earnings (Loss) Before Income Tax			425	(533)
Income tax expense (recovery)			413	(172)

Net Earnings (Loss)			$12	$(361)

Notes to Condensed Consolidated Financial Statements
Encana Corporation	40	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Product and Divisional Information

	Canadian Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$575	$567	$140	$100	$8	$11	$723	$678
Expenses
Production and mineral taxes	(1)	3	4	1	—	—	3	4
Transportation and processing	132	111	1	1	—	—	133	112
Operating	92	105	2	2	3	3	97	110

Operating Cash Flow	$352	$348	$133	$96	$5	$8	$490	$452

	USA Division
	Natural Gas		Oil & NGLs		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$788	$870	$83	$68	$7	$23	$878	$961
Expenses
Production and mineral taxes	13	42	8	7	—	—	21	49
Transportation and processing	173	172	—	—	—	—	173	172
Operating	98	125	2	—	1	10	101	135

Operating Cash Flow	$504	$531	$73	$61	$6	$13	$583	$605

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2012	2011	2012	2011	2012	2011
Revenues, Net of Royalties	$1,205	$1,659	$(1,084)	$(1,480)	$121	$179
Expenses
Transportation and processing	132	116	(132)	(116)	—	—
Operating	22	27	(12)	(14)	10	13
Purchased Product	1,039	1,503	(934)	(1,338)	105	165

Operating Cash Flow	$12	$13	$(6)	$(12)	$6	$1

Notes to Condensed Consolidated Financial Statements
Encana Corporation	41	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended March 31,
	2012	2011
Capital Expenditures
Canadian Division	$515	$628
USA Division	563	648
Market Optimization	6	—
Corporate & Other	36	18

	$1,120	$1,294

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Canadian Division	$1,247	$1,225	$5,538	$7,493	$7,077	$11,090
USA Division	473	473	6,945	6,733	7,884	7,691
Market Optimization	—	—	114	108	171	166
Corporate & Other	—	—	1,983	1,723	8,089	4,468

	$1,720	$1,698	$14,580	$16,057	$23,221	$23,415

4. Acquisitions and Divestitures

	Three Months Ended March 31,
	2012	2011
Acquisitions
Canadian Division	$56	$265
USA Division	97	1

Total Acquisitions	153	266

Divestitures
Canadian Division	(2,399)	(98)
USA Division	(114)	(299)

Total Divestitures	(2,513)	(397)

Net Acquisitions and Divestitures	$(2,360)	$(131)

Acquisitions

Acquisitions in the Canadian and USA Divisions primarily include land and property purchases that complement existing Company assets. For the three months ended March 31, 2012, acquisitions totaled $153 million (2011—$266 million).

Divestitures

Divestitures for the three months ended March 31, 2012 were $2,399 million (2011—$98 million) in the Canadian Division and $114 million (2011—$299 million) in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi Corporation ("Mitsubishi"). The Canadian Division also received approximately C$920 million for the sale of two natural gas processing plants in British Columbia and Alberta. During the three months ended March 31, 2012, the USA Division received proceeds of $114 million from the divestiture of the remaining North Texas natural gas producing assets. In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million. During the three months ended March 31, 2011, the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $296 million. Amounts received from these divestitures have been deducted from the Canadian and U.S. full cost pools.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	42	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures (continued)

In February 2012, Encana entered into a partnership agreement with Mitsubishi for the development of certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to initially invest approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction closed on February 24, 2012 and C$1.45 billion was received.

5. Interest

	Three Months Ended March 31,
	2012	2011
Interest Expense - Debt	$121	$119
Interest Expense - Other	2	—

	$123	$119

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended March 31,
	2012	2011
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(106)	$(127)
Translation of U.S. dollar risk management contracts issued from Canada	16	12

	(90)	(115)
Foreign Exchange on Intercompany Transactions	(7)	1

	(97)	(114)
Other Monetary Revaluations and Settlements	(5)	(32)

	$(102)	$(146)

7. Income Taxes

	Three Months Ended March 31,
	2012	2011
Current Tax
Canada	$(124)	$(85)
United States	(26)	—
Other Countries	16	18

Total Current Tax Expense (Recovery)	(134)	(67)

Deferred Tax
Canada	240	(145)
United States	190	40
Other Countries	117	—

Total Deferred Tax Expense (Recovery)	547	(105)

	$413	$(172)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	43	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at March 31, 2012			As at December 31, 2011
	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net
Canadian Division
Proved properties	$25,929	$(21,518)	$4,411	$27,259	$(20,906)	$6,353
Unproved properties	960	—	960	968	—	968
Other	167	—	167	172	—	172

	27,056	(21,518)	5,538	28,399	(20,906)	7,493

USA Division
Proved properties	23,761	(17,631)	6,130	23,319	(17,294)	6,025
Unproved properties	549	—	549	458	—	458
Other	266	—	266	250	—	250

	24,576	(17,631)	6,945	24,027	(17,294)	6,733

Market Optimization	234	(120)	114	223	(115)	108
Corporate & Other	2,484	(501)	1,983	2,215	(492)	1,723

	$54,350	$(39,770)	$14,580	$54,864	$(38,807)	$16,057

*	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $118 million capitalized during the three months ended March 31, 2012 (2011—$164 million). Costs classified as indirect administrative costs have not been capitalized as part of the capital expenditures. Included in Corporate and Other are $103 million ($112 million at December 31, 2011) of international property costs, which have been fully impaired.

Compared to December 31, 2011, natural gas prices have declined, however the decline has not resulted in a ceiling test impairment as at March 31, 2012, partially as a result of the amounts received from divestitures which have been deducted from the full cost pools. For the three months ended March 31, 2011, a ceiling test impairment of $776 million was recognized in the Canadian cost centre. The impairment resulted primarily from the decline in the 12-month average trailing natural gas prices.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
12-Month Average Trailing Reserves Pricing March 31, 2012	3.73	3.32	98.15	98.21
December 31, 2011	4.12	3.76	96.19	96.53
March 31, 2011	4.10	3.71	83.54	81.34

(1)	Light Sweet.

In 2008, Encana signed a contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project. As at March 31, 2012, Canadian Division property, plant and equipment and total assets includes Encana's accrual to date of $612 million ($607 million at December 31, 2011) related to this offshore facility as an asset under construction.

In 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project. As at March 31, 2012, Corporate and Other property, plant and equipment and total assets includes Encana's accrual to date of $1,540 million ($1,309 million at December 31, 2011).

Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 10. There is no effect on the Company's current net earnings or cash flows related to the capitalization of the PFC or The Bow office project.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	44	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$ Principal Amount	As at March 31, 2012	As at December 31, 2011
Canadian Dollar Denominated Debt
4.30% due March 12, 2012	$—	$—	$492
5.80% due January 18, 2018	750	751	737

Canadian Unsecured Notes	$750	751	1,229

U.S. Dollar Denominated Debt
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

U.S. Unsecured Notes		6,900	6,900

Total Principal		7,651	8,129
Increase in Value of Debt Acquired		47	46
Debt Discounts		(26)	(25)
Current Portion of Long-Term Debt		—	(492)

		$7,672	$7,658

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. At March 31, 2012, long-term debt had a carrying value of $7,672 million and a fair value of $8,335 million (at December 31, 2011—$8,150 million carrying value and a fair value of $9,215 million). The estimated fair value of long-term borrowings is categorized within level 2 of the fair value hierarchy, as described in Note 14, and has been determined based on market information or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

10. Other Liabilities and Provisions

	As at March 31, 2012	As at December 31, 2011
Asset under Construction—The Bow Office Project (See Note 8)	$1,540	$1,309
Asset under Construction—Production Field Centre (See Note 8)	612	607
Unrecognized Tax Benefits	179	178
Pensions and Other Post-Employment Benefits	189	184
Other	22	23

	$2,542	$2,301

Notes to Condensed Consolidated Financial Statements
Encana Corporation	45	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions (continued

As described in Note 8, Encana has recognized The Bow office project as an asset under construction. The construction costs have been recognized as an asset with a corresponding liability. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third-party developer. Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25 year term, the remaining asset and corresponding liability are expected to be derecognized. The total undiscounted future payments related to The Bow office commitment are outlined below. In conjunction with the Split Transaction as described in Note 12, Encana has subleased part of The Bow office space to Cenovus Energy Inc. ("Cenovus"). Expected sublease recoveries from Cenovus are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future lease payments	$38	$92	$93	$94	$94	$2,150	$2,561

Sublease recoveries	$(25)	$(46)	$(46)	$(46)	$(47)	$(1,064)	$(1,274)

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability as disclosed above. Upon commencement of operations in 2012, Encana will recognize the PFC as a capital lease. Encana's total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Expected future lease payments	$45	$89	$89	$89	$89	$310	$711

11. Asset Retirement Obligation

	As at March 31, 2012	As at December 31, 2011
Asset Retirement Obligation, Beginning of Year	$921	$820
Liabilities Incurred	15	43
Liabilities Settled	(15)	(49)
Liabilities Divested	(31)	(62)
Change in Estimated Future Cash Outflows	(10)	132
Accretion Expense	14	50
Foreign Currency Translation and Other	11	(13)

Asset Retirement Obligation, End of Period	$905	$921

Current Portion	$45	$46
Long-Term Portion	860	875

	$905	$921

Notes to Condensed Consolidated Financial Statements
Encana Corporation	46	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at March 31, 2012		As at December 31, 2011
(millions)	Number	Amount	Number	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,352
Common Shares Issued under Option Plans	—	—	—	2

Common Shares Outstanding, End of Period	736.3	$2,354	736.3	$2,354

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended March 31,
(millions, except per share amounts)	2012	2011
Net Earnings (Loss)	$12	$(361)
Number of Common Shares:
Weighted average common shares outstanding - basic	736.3	736.3
Effect of dilutive securities	—	1.3

Weighted average common shares outstanding - diluted	736.3	737.6

Net Earnings (Loss) per Common Share
Basic	$0.02	$(0.49)
Diluted	$0.02	$(0.49)

Dividends

During the three months ended March 31, 2012, Encana paid dividends of $0.20 per common share totaling $147 million (2011—$0.20 per common share totaling $147 million).

Encana Stock Option Plan

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at March 31, 2012 have associated Tandem Stock Appreciation Rights ("TSARs") attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right ("SAR") in exchange for a cash payment. See Note 13 for further information on Encana's outstanding and exercisable TSARs and Performance TSARs.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	47	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Encana Restricted Share Units (“RSUs”)

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. The Company intends to settle vested RSUs in cash on the vesting date. See Note 13 for further information on Encana's outstanding RSUs.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the "Split Transaction"). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 13 and 14). There is no impact on Encana's net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014. No further Encana share units will be granted to Cenovus employees.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at March 31, 2012:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price
Encana TSARs held by Cenovus employees
Outstanding	3.4	33.10
Exercisable	3.4	33.13
Encana Performance TSARs held by Cenovus employees
Outstanding	4.7	32.37
Exercisable	4.7	32.37

13. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan. The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	48	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

As at March 31, 2012, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 1.18 percent, dividend yield of 4.09 percent, volatility of 31.44 percent, expected term of 2.0 years and an Encana market share price of C$19.59. As at March 31, 2012, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 1.18 percent, dividend yield of 2.23 percent, volatility of 31.84 percent, expected term of 0.9 years and a Cenovus market share price of C$35.90. For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The amounts recognized for share-based payment transactions are as follows:

	Three months ended March 31,
	2012	2011
Compensation Costs Recorded for Cash-Settled Transactions	$38	$173
Compensation Costs Recorded for Equity-Settled Transactions	2	2

Total Compensation Costs	40	175
Less: Total Compensation Costs Capitalized	(14)	(66)

Total Compensation Expense	$26	$109

Of the total compensation expense, $10 million (2011—$50 million) was included in operating costs and $16 million (2011—$59 million) was included in administrative expenses.

A) Tandem Stock Appreciation Rights

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees as at March 31, 2012:

	Encana TSARs		Cenovus TSARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	19,390,425	28.79	3,935,007	29.49
Granted	1,276,617	21.01	—	—
Exercised—SARs	—	—	(1,362,962)	29.07
Exercised—Options	—	—	(8,090)	26.63
Forfeited	(349,457)	29.27	(24,792)	28.81
Expired	(1,528,979)	29.45	(18,235)	26.63

Outstanding, End of Period	18,788,606	28.20	2,520,928	29.75

Exercisable, End of Period	7,291,283	32.79	2,478,939	29.81

For the three months ended March 31, 2012, Encana recorded compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs (2011—compensation costs of $39 million related to the Encana TSARs and compensation costs of $15 million related to the Cenovus TSARs).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	49	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

B) Performance Tandem Stock Appreciation Rights

From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees as at March 31, 2012:

	Encana Performance TSARs		Cenovus Performance TSARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	7,879,130	31.50	5,751,358	28.60
Exercised—SARs	—	—	(1,837,583)	28.18
Exercised—Options	—	—	(11,452)	26.64
Forfeited	(337,134)	30.24	(242,934)	26.45
Expired	(2,221,132)	29.45	(31,789)	26.64

Outstanding, End of Period	5,320,864	32.44	3,627,600	28.98

Exercisable, End of Period	5,267,036	32.48	3,574,222	29.02

For the three months ended March 31, 2012, Encana recorded no compensation costs related to the Encana Performance TSARs and compensation costs of $8 million related to the Cenovus Performance TSARs (2011—compensation costs of $23 million related to the Encana Performance TSARs and compensation costs of $34 million related to the Cenovus Performance TSARs).

C) Stock Appreciation Rights

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right.

The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees as at March 31, 2012:

	Encana SARs		Cenovus SARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	1,972,651	33.81	1,640,575	30.73
Exercised	—	—	(393,482)	29.90
Forfeited	(18,550)	33.76	(8,715)	32.01

Outstanding, End of Period	1,954,101	33.81	1,238,378	30.99

Exercisable, End of Period	1,936,127	33.84	1,226,326	31.02

Notes to Condensed Consolidated Financial Statements
Encana Corporation	50	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

C) Stock Appreciation Rights (continued)

Since 2010, U.S. dollar denominated SARs have been granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following table summarizes information related to U.S. dollar denominated Encana SARs held by Encana employees as at March 31, 2012:

	Encana SARs
U.S. Dollar Denominated (US$)	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	12,645,469	26.78
Granted	297,407	20.48
Exercised	—	—
Forfeited	(116,070)	28.67

Outstanding, End of Period	12,826,806	26.61

Exercisable, End of Period	3,140,693	30.86

For the three months ended March 31, 2012, Encana recorded compensation costs of $4 million related to the Encana SARs and compensation costs of $2 million related to the Cenovus SARs (2011—compensation costs of $20 million related to the Encana SARs and compensation costs of $8 million related to the Cenovus SARs).

D) Performance Stock Appreciation Rights

During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees as at March 31, 2012:

	Encana Performance SARs		Cenovus Performance SARs
Canadian Dollar Denominated (C$)	Outstanding	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
Outstanding, Beginning of Year	2,710,057	32.07	2,282,061	28.88
Exercised	—	—	(553,999)	29.30
Forfeited	(128,554)	29.43	(117,748)	26.35

Outstanding, End of Period	2,581,503	32.20	1,610,314	28.92

Exercisable, End of Period	2,577,835	32.21	1,607,706	28.93

For the three months ended March 31, 2012, Encana recorded no compensation costs related to the Encana Performance SARs and compensation costs of $4 million related to the Cenovus Performance SARs (2011—compensation costs of $7 million related to the Encana Performance SARs and compensation costs of $12 million related to the Cenovus Performance SARs).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	51	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

E) Performance Share Units

Since 2010, PSUs have been granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period. Each year, Encana’s performance will be assessed by the Board of Directors (the "Board") to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs as at March 31, 2012:

	Canadian Dollar Denominated Outstanding PSUs	U.S. Dollar Denominated Outstanding PSUs
Outstanding, Beginning of Year	1,238,391	1,088,667
Granted	212,602	26,803
Deemed Eligible to Vest	(290,905)	(250,103)
Units, in Lieu of Dividends	9,687	7,141
Forfeited	(203,822)	(161,878)

Outstanding, End of Period	965,953	710,630

For the three months ended March 31, 2012, Encana recorded a reduction in compensation costs of $1 million related to the outstanding PSUs (2011—compensation costs of $8 million).

F) Deferred Share Units

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s departure.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

The following table summarizes information related to the DSUs as at March 31, 2012:

Canadian Dollar Denominated	Outstanding DSUs
Outstanding, Beginning of Year	904,853
Granted	102,151
Converted from HPR awards	38,077
Units, in Lieu of Dividends	10,512

Outstanding, End of Period	1,055,593

For the three months ended March 31, 2012, Encana recorded compensation costs of $3 million related to the outstanding DSUs (2011—compensation costs of $7 million).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	52	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Compensation Plans (continued)

G) Restricted Share Units

Since 2011, RSUs have been granted to eligible employees. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date. As at March 31, 2012, Encana plans to settle the RSUs in cash on the vesting date.

The following table summarizes information related to the RSUs at March 31, 2012:

	Canadian Dollar Denominated Outstanding RSUs	U.S. Dollar Denominated Outstanding RSUs
Outstanding, Beginning of Year	1,751,167	1,573,571
Granted	261,953	51,783
Units, in Lieu of Dividends	19,892	16,364
Forfeited	(64,416)	(27,739)

Outstanding, End of Period	1,968,596	1,613,979

For the three months ended March 31, 2012, Encana recorded compensation costs of $5 million related to the outstanding RSUs (2011—compensation costs of $2 million). The paid in surplus balance as at March 31, 2012 and December 31, 2011 relates to the RSUs.

H) Restricted Cash Plan

In October 2011, Encana's Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remain actively employed with Encana on the vesting date. The Restricted Cash Plan vests over three years with one third payable after each anniversary of the grant date. For the three months ended March 31, 2012, Encana recorded compensation costs of $5 million (2011—compensations costs of nil) relating to the Restricted Cash Plan grant.

I) Pensions and Other Post-Employment Benefits

The periodic pension and other post-employment benefits ("OPEB") expense for the three months ended March 31 is as follows:

	Pension Benefits		OPEB
	2012	2011	2012	2011
Current service costs	$2	$3	$4	$3
Interest cost	3	4	1	1
Expected return on plan assets	(4)	(4)	—	—
Amortization of net actuarial gains and losses	4	—	—	—

Total Defined Benefit Plans Expense	$5	$3	$5	$4

	Pension Benefits		OPEB
	2012	2011	2012	2011
Defined Benefit Plan Expense	$5	$3	$5	$4
Defined Contribution Plan Expense	10	9	—	—

Total Benefit Plans Expense	$15	$12	$5	$4

Encana's net benefit plan expense for the three months ended March 31, 2012 was $20 million (2011—$16 million). Encana's contribution to the defined benefit pension plans for the three months ended March 31, 2012 was $1 million (2011—$2 million). Encana's contribution to the defined contribution pension plans for the three months ended March 31, 2012 was $11 million (2011—$10 million).

Notes to Condensed Consolidated Financial Statements
Encana Corporation	53	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach. Market approach uses information generated by market transactions involving identical or comparable assets or liabilities; income approach converts estimated future amounts to a present value; and cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•	Level 1—Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•

Level 3—Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 15 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	54	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements (continued)

As at March 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount

Risk Management
Risk Management Assets (1)	$1	$2,156	$8	$2,165	$(57)	$2,108
Risk Management Liabilities (1)	—	62	—	62	(57)	5

Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$2	$2	$—	$2
Accounts payable and accrued liabilities (3)	—	—	2	2	—	2
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	68	68	—	68
As at December 31, 2011

Risk Management
Risk Management Assets (1)	$1	$2,124	$18	$2,143	$(96)	$2,047
Risk Management Liabilities (1)	—	103	—	103	(96)	7

Share units resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (3)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	—	—	83	83	—	83

(1)	Including current portion.
(2)	Receivable from Cenovus.
(3)	Payable to Cenovus employees.
(4)	Payable to Cenovus.
(5)	Derivative assets and liabilities with the same counterparty are presented within the fair value hierarchy on a gross basis, even where the legal right of offset exists.

A summary of changes in Level 3 fair value measurements for the three months ended March 31 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2012	2011	2012	2011
Balance, Beginning of Year	$18	$(7)	$(83)	$(120)
Total gains (losses)	(12)	16	(21)	(75)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	2	(1)	36	37
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$8	$8	$(68)	$(158)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(8)	$14	$(11)	$(68)

Amounts related to risk management assets and liabilities are recognized in revenues and operating costs according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating costs, administrative expenses and capitalized within property, plant and equipment as described in Note 13.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	55	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Fair Value Measurements (continued)

The fair values of Level 1 and Level 2 risk management assets and liabilities are based on a market approach and are estimated using quoted market prices which are either directly or indirectly observable at the reporting date, such as broker quotes, observable trading activity, and prices published on information platforms and exchanges.

The Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair value of these contracts are based on an income approach and are modeled internally using available observable inputs and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented in the table below:

	Valuation Technique	Unobservable Input	As at March 31, 2012	As at December 31, 2011
Risk Management	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$66.34 - $69.50	$71.50 -$77.55
Share units resulting from the Split Transaction	Option Model	Cenovus share unit volatility	31.84%	32.48%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $5 million ($6 million at December 31, 2011) increase or decrease to risk management assets. A five percent increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $4 million ($6 million at December 31, 2011) increase or decrease to accounts payable and accrued liabilities.

15. Financial Instruments and Risk Management

A) Financial Instruments

Encana's financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 14 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at March 31, 2012	As at December 31, 2011
Risk Management
Current asset	$1,861	$1,806
Long-term asset	247	241

	2,108	2,047

Risk Management
Current liability	1	1
Long-term liability	4	6

	5	7

Net Risk Management Asset	$2,103	$2,040

Notes to Condensed Consolidated Financial Statements
Encana Corporation	56	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Summary of Unrealized Risk Management Positions—By Product

	As at March 31, 2012			As at December 31, 2011
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices
Natural gas	$2,100	$5	$2,095	$2,032	$7	$2,025
Power	8	—	8	15	—	15

Total Fair Value	$2,108	$5	$2,103	$2,047	$7	$2,040

Commodity Price Positions as at March 31, 2012

	Notional Volumes	Term	Average Price		Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,955 MMcf/d	2012	5.80 US$	/Mcf	$1,761
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$	/Mcf	319

Basis Contracts (1)

Canada		2012			16
United States		2012			(6)
Canada and United States		2013-2015			4

					2,094
Other Financial Positions (2)					1

Natural Gas Fair Value Position					2,095

Power Purchase Contracts
Power Fair Value Position					8

Total Fair Value					$2,103

(1)

Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.

(2)	Other financial positions are part of the ongoing operations of the Company's proprietary production management.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2012	2011	2012	2011
Revenues, Net of Royalties	$529	$204	$70	$(151)
Operating Expenses and Other	(2)	1	(7)	18

Gain (Loss) on Risk Management	$527	$205	$63	$(133)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31

	2012		2011
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$2,040
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	590	$590	$72
Fair Value of Contracts Realized During the Period	(527)	(527)	(205)
Fair Value of Contracts, End of Period	$2,103	$63	$(133)

Notes to Condensed Consolidated Financial Statements
Encana Corporation	57	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company's risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31 as follows:

	2012		2011
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(195)	$195	$(630)	$630
Power price	5	(5)	5	(5)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio including credit practices that limit transactions according to counterparties' credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at March 31, 2012, the Company had no significant collateral balances posted and there were no credit derivatives in place.

As at March 31, 2012, cash equivalents include high-grade, short-term securities, placed primarily with governments, financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	58	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Credit Risk (continued)

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2012, approximately 95 percent (95 percent at December 31, 2011) of Encana's accounts receivable and financial derivative credit exposures are with investment grade counterparties.

As at March 31, 2012, Encana has four counterparties (2011—four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at March 31, 2012, these counterparties accounted for 22 percent, 17 percent, 14 percent and 10 percent of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. As at March 31, 2012, Encana had available unused committed revolving bank credit facilities totaling $5.0 billion which include C$4.0 billion ($4.0 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary that remains committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $5.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $3.0 billion in the U.S. These shelf prospectuses expire in June 2013 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,095	$—	$—	$—	$—	$2,095
Risk Management Liabilities	1	1	2	1	—	5
Long-Term Debt (1)	464	2,374	763	3,174	7,659	14,434

(1)	Principal and interest.

Encana's long-term debt obligations were $14.4 billion at March 31, 2012. Further information on long-term debt is contained in Note 9.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	59	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company's reported results. Encana's functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company's results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. At March 31, 2012, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion at December 31, 2011) and $1.8 billion in debt that was not subject to foreign exchange exposure ($2.2 billion at December 31, 2011). There were no foreign exchange derivatives outstanding at March 31, 2012.

Encana's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $49 million change in foreign exchange (gain) loss at March 31, 2012 (2011—$51 million). The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk. There were no forward sales or purchases outstanding as at March 31, 2012.

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding at March 31, 2012.

At March 31, 2012, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2011—$3 million).

16. Commitments and Contingencies

Commitments

The following table outlines the Company's commitments at March 31, 2012:

	Expected Future Payments
(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total
Transportation and Processing	$626	$855	$905	$913	$810	$5,557	$9,666
Purchases of Goods and Services	383	209	130	91	50	73	936
Operating Leases	40	50	47	43	37	101	318
Capital Commitments	151	6	7	8	7	80	259

Total	$1,200	$1,120	$1,089	$1,055	$904	$5,811	$11,179

In addition to the commitments disclosed above, Encana has made commitments related to its risk management program and the Company’s obligation to fund its defined benefit pension and other post-employment benefit plans. Further information related to the Company's risk management program can be found in Note 15.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office project and the PFC are recognized on the Company’s Condensed Consolidated Balance Sheet. Further information related to these items can be found in Notes 9, 10 and 11.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	60	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Commitments and Contingencies (continued)

Contingencies

Legal Proceedings

The Company is involved in various legal claims and actions arising in the ordinary course of operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company's consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Notes to Condensed Consolidated Financial Statements
Encana Corporation	61	Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2012

Supplemental Financial Information (unaudited)

Financial Results

($ millions, except per share amounts)	2012	2011
	Q1	Year	Q4	Q3	Q2	Q1
Cash Flow (1)	1,021	4,216	983	1,181	1,089	963
Per share - Diluted (3)	1.39	5.72	1.33	1.60	1.48	1.31

Operating Earnings (2, 4)	240	1,191	232	389	352	218
Per share - Diluted (3, 4)	0.33	1.62	0.31	0.53	0.48	0.30

Net Earnings (Loss)	12	5	(476)	459	383	(361)
Per share - Diluted (3)	0.02	0.01	(0.65)	0.62	0.52	(0.49)

Effective Tax Rate using
Net Earnings	97.2%	77.3%
Canadian Statutory Rate	25.0%	26.5%

Foreign Exchange Rates (US$ per C$1)
Average	0.999	1.012	0.978	1.020	1.033	1.015
Period end	1.001	0.983	0.983	0.963	1.037	1.029

Cash Flow Summary

Cash From (Used in) Operating Activities	617	3,927	1,005	1,285	980	657
Deduct (Add back):
Net change in other assets and liabilities	(20)	(160)	(30)	(26)	(75)	(29)
Net change in non-cash working capital	(375)	(15)	166	130	(34)	(277)
Cash tax on sale of assets	(9)	(114)	(114)	—	—	—

Cash Flow (1)	1,021	4,216	983	1,181	1,089	963

Operating Earnings Summary

Net Earnings (Loss)	12	5	(476)	459	383	(361)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	45	600	397	273	18	(88)
Impairments	—	(1,687)	(1,105)	—	—	(582)
Non-operating foreign exchange gain (loss)	86	(99)	82	(325)	44	100
Estimated annual effective tax rate adjustments (4)	(359)	—	(82)	122	(31)	(9)

Operating Earnings (2, 4)	240	1,191	232	389	352	218

(1)	Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)

Operating Earnings is a non-GAAP measure defined as Net earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. Under U.S. GAAP, these after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

(3)	Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2012	2011
(millions)	Q1	Year	Q4	Q3	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	736.3	736.3	736.3	736.3	736.3	736.3
Diluted	736.3	737.2	736.8	737.6	737.6	737.6

(4)

In conjunction with adopting U.S. GAAP, the Company has updated its quarterly Operating Earnings definition to calculate income taxes based on the discrete quarter results and exclude income taxes related to divestitures. The estimated annual effective tax rate is significantly impacted by items including tax on divestitures and related pool adjustments, international financing and the non-taxable portions of capital gains or losses. The difference between the discrete method and the estimated annual effective tax rate method is presented as an estimated annual effective tax rate adjustment. The 2011 quarterly comparatives have been restated.

Encana Corporation	62	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2012

Supplemental Financial & Operating Information (unaudited)

Financial Metrics	2012	2011
	Q1	Year
Debt to Debt Adjusted Cash Flow (1, 2)	1.7x	1.8x

Debt to Adjusted EBITDA (1, 2)	1.7x	1.9x

Debt to Capitalization (1)	48%	49%

(1)	Calculated using long-term debt, including current portion.
(2)	Calculated on a trailing 12-month basis.

Net Capital Investment ($ millions)	2012	2011
	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment
Canadian Division	515	2,031	399	535	469	628
USA Division	563	2,446	562	617	619	648

	1,078	4,477	961	1,152	1,088	1,276
Market Optimization	6	2	2	—	—	—
Corporate & Other	36	131	45	34	34	18

Capital Investment	1,120	4,610	1,008	1,186	1,122	1,294

Acquisitions
Property
Canadian Division	56	410	13	23	109	265
USA Division	97	105	34	28	42	1

Divestitures
Property
Canadian Division	(2,399)	(350)	(200)	(23)	(29)	(98)
USA Division	(114)	(1,730)	(1,385)	(32)	(14)	(299)

Net Acquisitions and Divestitures	(2,360)	(1,565)	(1,538)	(4)	108	(131)

Net Capital Investment	(1,240)	3,045	(530)	1,182	1,230	1,163

Production Volumes - After Royalties	2012	2011
(average daily)	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas (MMcf/d)
Canadian Division	1,493	1,454	1,515	1,460	1,445	1,395
USA Division	1,779	1,879	1,944	1,905	1,864	1,801

	3,272	3,333	3,459	3,365	3,309	3,196

Oil & NGLs (Mbbls/d)
Canadian Division	19.2	14.5	13.9	15.1	14.8	14.3
USA Division	10.1	9.5	10.0	9.3	9.5	9.0

	29.3	24.0	23.9	24.4	24.3	23.3

Encana Corporation	63	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2012

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics - After Royalties

Per-unit Results, Excluding Impact of Realized Financial Hedging

	2012	2011
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas - Canadian Division ($/Mcf)
Price	2.56	3.79	3.44	3.89	3.97	3.87
Production and mineral taxes	(0.01)	0.02	0.02	0.02	0.02	0.02
Transportation and processing (1)	0.97	0.91	0.88	0.86	1.02	0.88
Operating (1)	0.68	0.68	0.70	0.60	0.58	0.83

Netback	0.92	2.18	1.84	2.41	2.35	2.14

Natural Gas - USA Division ($/Mcf)
Price	3.00	4.47	3.95	4.64	4.76	4.56
Production and mineral taxes	0.08	0.23	0.20	0.21	0.25	0.26
Transportation and processing	1.07	1.06	1.01	1.03	1.15	1.06
Operating	0.61	0.62	0.59	0.53	0.59	0.77

Netback	1.24	2.56	2.15	2.87	2.77	2.47

Natural Gas - Total ($/Mcf)
Price	2.80	4.17	3.73	4.32	4.42	4.26
Production and mineral taxes	0.04	0.14	0.12	0.13	0.15	0.16
Transportation and processing	1.02	0.99	0.95	0.96	1.08	0.98
Operating	0.64	0.64	0.64	0.56	0.59	0.80

Netback	1.10	2.40	2.02	2.67	2.60	2.32

Liquids - Canadian Division ($/bbl)
Price	79.96	85.41	86.52	84.05	92.10	78.73
Production and mineral taxes	2.36	0.90	1.23	0.64	0.62	1.14
Transportation and processing (1)	0.95	1.45	1.24	1.42	1.77	1.34
Operating (1)	1.15	1.23	1.44	1.08	1.04	1.38

Netback	75.50	81.83	82.61	80.91	88.67	74.87

Liquids - USA Division ($/bbl)
Price	91.05	85.28	83.93	79.81	93.53	83.81
Production and mineral taxes	8.33	7.54	6.98	5.85	9.38	8.00
Transportation and processing	0.20	0.08	0.24	0.08	—	—
Operating	2.59	0.70	2.04	0.61	—	—

Netback	79.93	76.96	74.67	73.27	84.15	75.81

Liquids - Total ($/bbl)
Price	83.77	85.36	85.44	82.43	92.66	80.70
Production and mineral taxes	4.41	3.52	3.64	2.63	4.03	3.80
Transportation and processing	0.69	0.92	0.81	0.91	1.09	0.81
Operating	1.65	1.02	1.69	0.90	0.63	0.85

Netback	77.02	79.90	79.30	77.99	86.91	75.24

Impact of Realized Financial Hedging

	2012	2011
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	1.69	0.69	0.93	0.57	0.59	0.64
USA Division	1.86	0.87	1.15	0.78	0.73	0.81
Total	1.78	0.79	1.06	0.69	0.67	0.74

(1)

The Canadian Division per-unit results for transportation and processing expenses and operating expenses have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expenses. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements with the divestiture of its two natural gas processing plants during the three months ended March 31, 2012. Encana believes the nature of processing costs more closely align with transportation expense.

Encana Corporation	64	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2012

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics - After Royalties (continued)

Per-unit Results, Including Impact of Realized Financial Hedging

	2012	2011
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Division	4.25	4.48	4.37	4.46	4.56	4.51
USA Division	4.86	5.34	5.10	5.42	5.49	5.37
Total	4.58	4.96	4.79	5.01	5.09	5.00

Natural Gas Netback ($/Mcf)
Canadian Division	2.61	2.87	2.77	2.98	2.94	2.78
USA Division	3.10	3.43	3.30	3.65	3.50	3.28
Total	2.88	3.19	3.08	3.36	3.27	3.06

Liquids Price (1) ($/bbl)
Canadian Division	79.96	85.41	86.52	84.05	92.10	78.73
USA Division	91.05	85.28	83.93	79.81	93.53	83.81
Total	83.77	85.36	85.44	82.43	92.66	80.70

Liquids Netback (1) ($/bbl)
Canadian Division	75.50	81.83	82.61	80.91	88.67	74.87
USA Division	79.93	76.96	74.67	73.27	84.15	75.81
Total	77.02	79.90	79.30	77.99	86.91	75.24

(1)

The Company did not have any oil hedges in place during the periods presented. Accordingly, the per-unit results including the impact of realized financial hedging are equivalent to the per-unit results excluding financial hedging.

Encana Corporation	65	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Ryder McRitchie	Lorna Klose
Vice-President, Investor Relations	Manager, Investor Relations
(403) 645-2007	(403) 645-6977

Media contact:

Jay Averill	Belinda de Wolde
Manager, Media Relations	Director, Communications
(403) 645-4747	(403) 645-4625

Encana Corporation

1800, 855 - 2nd Street SW

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com